FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Rogers and RIM Launch the New BlackBerry Curve 8520 Smartphone in Canada	3

Document 1

October 8, 2009

Rogers and RIM Launch the New BlackBerry Curve 8520 Smartphone in Canada

New smartphone features innovative trackpad for smooth navigation and dedicated media keys for controlling music and videos

Toronto and Waterloo, ON - Rogers Wireless (TSX: RCI; NYSE: RCI) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today launched the BlackBerry® Curve™ 8520 smartphone.  It’s the latest addition to the BlackBerry Curve series of smartphones and it provides a highly intuitive and efficient mobile experience for users with easy mobile access to email, messaging (IM, SMS, MMS) and popular social networking sites including Facebook® and MySpace, as well as rich multimedia capabilities.

The BlackBerry Curve 8520 smartphone will be available from Rogers Wireless in two colours – black and violet. In addition to providing the industry’s leading mobile email and messaging solution, the smartphone features a new touch-sensitive trackpad for navigation and dedicated media keys that are integrated into the top of the handset for quick and convenient control of music and videos.  It also comes with built-in Wi-Fi® (802.11 b/g) and support for Rogers TalkSpot™ service, allowing customers to make unlimited Canada-wide calls over Wi-Fi for only $15 per month.

“Rogers and RIM have a proud history, dating back over ten years, of bringing Canadians the best in smartphone hardware and technology,” said John Boynton, Executive Vice President and Chief Marketing Officer, Rogers Communications. “Rogers is thrilled to offer this latest BlackBerry Curve to our customers looking for a stylish and cutting edge smartphone at an attractive price.”

““BlackBerry is already the top-selling smartphone brand in North America and this latest addition to our line-up is designed to expand its appeal even further,” said Carlo Chiarello, Vice President, Product Management, Research In Motion.  “The new BlackBerry Curve 8520 is an incredibly approachable smartphone with easy-to-use messaging, social networking and multimedia features that will undoubtedly help more Canadians decide to make the switch from a traditional cell phone to a BlackBerry smartphone.”

Other key features of the BlackBerry Curve 8520 smartphone from Rogers Wireless include:

•	Highly tactile, full-QWERTY keyboard for fast, accurate typing

•	2 MP digital camera with zoom and video recording*

•	High-resolution, light sensing 320 x 240 display that automatically adjusts backlighting

•	512 Mhz next generation processor and 256 MB Flash memory

•	Instant messaging with BlackBerry® Messenger, Google® Talk, Windows Live Messenger™ and Yahoo! ® Messenger

•
Advanced media player for music, pictures and videos, and a 3.5 mm stereo headset jack, plus BlackBerry® MediaSync, which makes it easy to sync iTunes® and Windows Media® Player playlists with the smartphone**

•
The urMusic application provided by Rogers allows you to sideload your music for FREE and discover, browse and download songs from all your favourite artists.  urMusic also gives you access to the best Live Nation® concerts with Wireless Box Office™, a mobile ticketing service where Rogers pays the service charges

•	Enhanced web browser that displays full HTML for a desktop-style browsing experience on the go

•
Access to BlackBerry® App World™, featuring a broad and growing catalog of third-party mobile applications developed specifically for BlackBerry smartphones. Categories include games, entertainment, IM and social networking, news, weather, productivity and more

•	Expandable memory via a microSD/SDHC memory card slot, supporting up to 16 GB cards today and expected to support next generation 32GB cards when available

•	Premium phone features including voice activated dialing and Bluetooth® (2.0) support for hands-free headsets, car kits, stereo headsets and other Bluetooth peripherals

•
BlackBerry® Internet Service support that allows access to up to 10 supported personal and corporate email accounts, including most popular ISP email accounts such as Yahoo!®, Windows Live™ Hotmail®, AOL® and Gmail™

•	BlackBerry® Enterprise Server support for enterprise deployments with advanced security and IT controls

PRICING AND AVAILABILITY

Beginning today, the BlackBerry Curve 8520 smartphone is available in black from Rogers from $99.99 with activation on any combination of a 3 year voice and data plan with minimum combined monthly service fee of $45 per month from Rogers.  Some conditions apply. The BlackBerry Curve 8250 will be available in violet from Rogers in the coming weeks.

For more information please visit: www.rogers.com or www.blackberry.com/curve8520

* video recording requires microSD memory card (sold separately)
** Certain music files may not be supported, including files that contain digital rights management technologies.

About Rogers Wireless
Rogers Wireless provides wireless voice and data communications services across Canada to more than 8.2 million customers under both the Rogers Wireless and Fido brands. Proven to operate Canada's fastest mobile data network as well as the most reliable network for voice with the clearest reception and fewest dropped calls, Rogers Wireless is Canada's largest wireless provider and the only carrier operating on the global standard GSM and highly advanced HSPA technology platforms. In addition to providing seamless roaming in more than 200 countries/areas with its GSM based services, Rogers Wireless also provides wireless broadband services across Canada utilizing its 2.5GHz fixed wireless spectrum. Rogers Wireless is a subsidiary of Rogers Communications Inc. (TSX: RCI; NYSE: RCI), a diversified Canadian communications and media company. For further information, please visit www.rogers.com.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contacts:

Ashleigh Blackmore
Rogers Wireless
416-935-2676
ashleigh.blackmore@rci.rogers.com

Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

RIM Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 8, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations